Hydrodynex, Inc.

230 Bethany Rd. #128

Burbank, CA 91504

Via EDGAR Electronic Submission

October 14, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ta Tanisha Meadows

RE:

Hydrodynex, Inc.

Item 4.01 Form 8-K

Filed September 24, 2009

File No. 000-53506

Dear Ms. Meadows,

This cover letter is being filed as a correspondence on EDGAR in response to the Staff’s comment letter to us, dated September 28, 2009, in connection with our above referenced 8-K.  We received your phone message on October 13, 2009, and have filed this letter to provide the complete requested acknowledgements that were asked for in your original letter to us.  These acknowledgements were left out in error and we intended to include them in our previous correspondence to you.  They have now been included in this letter.

The Company hereby acknowledges that:

-we are responsible for the adequacy and accuracy of the disclosures in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Please do not hesitate to contact us at (702) 722-9496 should you have any questions about the contents of this letter.

Sincerely,

/s/Ronald Kunisaki

Ronald Kunisaki

President & CEO

Hydrodynex, Inc.